Shanda Announces Haifu Zhu to Take a Leave of Absence

BEIJING, China, March 14, 2011/ Shanda Interactive Entertainment (“Shanda”) announced the leave of absence of Haifa Zhu, Chief Investment Officer of Shanda, who was appointed by the board of directors of Ku6 Media as its Acting CEO to replace Kevin Li, who had resigned as CEO of Ku6 Media, both effective on March 14, 2011.  Mr. Zhu will decicate his efforts to the job of Acting CEO of Ku6 Media until a new CEO is recruited.